November 27, 2012

Via EDGAR

Linda Cvrkel

Branch Chief

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D. C. 20549

Dear Ms. Cvrkel:

Re:

Ocean Electric Inc. (the “Company”)

      Form 10-K for the year ended December 31, 2011

      Filed April 5, 2012

File No. 000-52775

I am President and C.E.O. of the Company and write this letter on behalf of the Company.  Your comments are reprinted below along with our response and, if applicable, our proposed changes to our annual report on Form 10-K.

Annual Report on Form 10-K for the year ended December 31, 2011

Financial Statements, page 14

General

1.

Given that you have restated your financial statements, please file an Item 4.02 8-K.  Your Form 8-K should include all information required by Item 4.02(a) of Form 8-K, including the date you determined that your financials should no longer be relied upon, the financials that are included in the restatement, the facts regarding the restatement, and a statement as to whether your audit committee or board of directors discussed the restatement with your independent auditors.

ANSWER:  We will file the requested 8-K

Financial Statements, page 14

Notes to Financial Statements, page F-6

3. Intangible Assets, page F-8

2.

We note your response to our prior comment two and do not believe you fully addressed our concerns.  As originally requested, please explain in detail how the company evaluated each of its intangible assets for impairment at December 31, 2011.  As part of your response, please provide us with your impairment analysis, including the methods and significant assumptions that were used to estimate the future cash flows associated with these intangible assets.  Please note that absent verifiable evidence that future cash flows will be generated as a result of these intangible assets, we would expect an impairment charge to be recognized in your financial statements for the carrying value of such intangibles.

ANSWER:  We evaluated each of our intangible assets using a discounted future cash flows analysis, based on the company’s expected net cash flows generated from the assets, over a four year period discounted at 20% per annum, which is the estimated borrowing rate for the company for third-party, arms-length transactions.  The impairment analysis has been attached.

The determination of revenues has been estimated by management based on the expected future revenues over the next four years (starting in 2013), and the fact that the Company continues to have the ability and the intent to carry forward with its operations of its wind and wave energy.  The Company will continue to monitor industry and company factors and will adjust estimated revenues accordingly, and will continue to prepare an impairment test for its external auditors annually, or sooner if factors exist that require a more frequent analysis of impairment.

The Company has internal projections for the future periods as follows:

(000's)	2013	2014	2015	2016
Projected Revenue
Wind Equipment	$ -	$ 2,300	$ 3,450	$ 15,525
Wind Install/Oper/Mon	-	244	366	1,632
Wind Maint. / Service	-	115	173	776
Wind Proj. Mgmt. & Cons.	-	80	120	540
Wind Licensing	-	150	224	1,009
Total Projected Revenue	-	2,889	4,333	19,482

Projected COGS
Wind Equipment	-	80	528	848
Wind Install/Oper/Mon	-	26	173	278
Wind Maint. / Service	-	15	99	159
Wind Proj. Mgmt. & Cons.	-	3	17	27
Wind Licensing	-	1	8	13
Total Projected COGS	-	125	825	1,325

Projected Gross Profit (Loss)	$ -	$ 2,764	$ 3,508	$ 18,157

Quarterly Report on Form 10-Q for the quarter ended June 30, 2012

Financial Statements, page 3

Balance Sheets, page F-1

3.

Consistent with your response to our prior comment one and the restatement of your December 31, 2011 and March 31, 2012 financial statements, please revise to reflect the transfer of the wind energy technology at the historical cost basis in your June 30, 2012 financial statements.  The restatement of your June 30, 2012 financial statements should be included in your Item 4.02 8-K along with the restatement of your December 31, 2011 and March 31, 2012 financials.

ANSWER:  We have recorded an impairment of our intangible assets (see response to #2) therefore we have filed an amended Form 10-K for the period ended December 31, 2011 and an amended Form 10-Q for the period ended March 31, 2011.  We will be filing an amended Form 10-Q for the period ended June 30, 2012 shortly to reflect the recordation of the impairment.

Item 4.  Controls and Procedures, page 6

4.

We note that both disclosure controls and internal controls over financial reporting at June 30, 2012 were determined to be effective.  Given that both disclosure controls and procedures and internal controls over financial reporting at December 31, 2011 and March 31, 2012 were ineffective due to material weaknesses, please tell us, and revise to disclose, the nature of the changes that were implemented to remediate these material weaknesses, resulting in effective controls at June 30, 2012.  Refer to Regulation S-K, Item 308(c).

ANSWER:  We have amended our disclosure of internal controls over financial reporting based on the comment provided.

In addition, on behalf of the Company, I acknowledge that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the writer if you have any further questions.

Yours truly,

OCEAN ELECTRIC INC.

Per: /s/ Ricardo Prats

Ricardo Prats

President & C.E.O.